Exhibit 21.1

Significant Subsidiaries of Dynegy Inc.

As of September 30, 2012

Subsidiary	State of Incorporation

Dynegy Gas Investments, LLC	Delaware
Dynegy Northeast Generation, Inc.	Delaware
CoalCo HoldCo, LLC	Delaware